Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three Months Ended March 31, 2020 and 2019
($ in thousands, except per share data)

	Three Months Ended March 31,
	2020	2019
Basic:

Net income	$18,472	$32,166
Weighted average number of common shares during the period (in thousands)	41,827	41,610

Net income per share – basic	$0.44	$0.77

Diluted:

Net income	$18,472	$32,166
Weighted average number of common shares during the period	41,827	41,610
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	74	66
Common stock units related to deferred compensation for employees	—	—
Restricted common stock units related to incentive compensation	118	109
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,019	41,785

Net income per share – diluted	$0.44	$0.77